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                            October 18, 2022

       Peter J. Arduini
       Chief Executive Officer
       GE Healthcare Holding LLC
       500 W. Monroe Street
       Chicago, IL 60661

                                                        Re: GE Healthcare
Holding LLC
                                                            Registration
Statement on Form 10
                                                            Filed October 11,
2022
                                                            File No. 001-41528

       Dear Peter J. Arduini:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10 filed October 11, 2022

       Unaudited Pro Forma Condensed Combined Financial Statements, page 73

   1. Please clarify in the notes to the unaudited pro forma condensed combined financial statements how the
adjustments for Cash, cash equivalents, and restricted cash and All other assets were
derived. In this regard please address the following:
                                                            Quantify each
adjustment included in adjustment (a) to arrive at $1,275,000, and
                                                            Clarify how the $3
million issuance costs discussed in adjustment (a) are reflected in the All other
assets adjustment of $930,000.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter J. Arduini
GE Healthcare Holding LLC
October 18, 2022
Page 2

       You may contact Kristin Lochhead at 202-551-3664 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,

FirstName LastNamePeter J. Arduini                        Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameGE Healthcare Holding LLC
                                                          Services
October 18, 2022 Page 2
cc:       John C. Kennedy, Esq.
FirstName LastName